Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-238458-02

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy, these notes in any jurisdiction where the offer or sale is not permitted.

Pricing Supplement No. A405 to the Underlying Supplement dated February 4, 2022, the Product Supplement No. I-D dated February 24, 2021, the Prospectus Supplement and Prospectus dated June 18, 2020

_________________________________________________________

$ Bloomberg Commodity IndexSM-Linked Medium-Term Notes due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the Bloomberg Commodity IndexSM (which we refer to as the underlier) as measured from and including the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and which may be higher or lower than the actual closing level of the underlier on the trade date), the return on your notes will be positive. If the final underlier level is less than the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. In addition, the cash settlement amount at maturity, if any, will be calculated based on the $1,000 face amount of your notes, which may be less than the original issue price you pay for your notes. As a result, if the original issue price (to be set on the trade date) exceeds the $1,000 face amount of the notes, even if the final underlier level is greater than the initial underlier level, you will lose some of your investment in the notes if the underlier return does not equal or exceed the percentage by which the original issue price you pay for your notes exceeds the $1,000 face amount of the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

At maturity, to determine your cash settlement amount, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

Investing in the notes involves a number of risks. See “Additional Risk Factors Specific To Your Notes” beginning on page PS-9 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Original issue date:	, 2022	Original issue price (to be set on the trade date):	Expected to be between 100.00% and 101.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*The original issue price will be between 100.00% and 101.00% of the face amount. Accordingly, you may be purchasing your notes at a premium to the face amount. However, the cash settlement amount at maturity, if any, will be calculated based on the face amount of your notes and will not be adjusted based on the original issue price. As a result, if the original issue price (to be set on the trade date) exceeds the face amount of the notes, the return on your investment in the notes will be lower than it would have been if the original issue price were equal to the face amount; please see “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-10 of this pricing supplement and “Supplemental plan of distribution (conflicts of interest)” on PS-5 of this pricing supplement.

We or one of our affiliates will pay an underwriting discount of up to $15.10 per $1,000 face amount of the notes ($ in the aggregate), resulting in net proceeds to the issuer of $ per $1,000 face amount of the notes ($ in the aggregate). The net proceeds to the issuer will be determined on the trade date based on the original issue price and the underwriting discount. For more detailed information, please see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $1,000 face amount of the notes on the trade date will be between $954.90 and $984.90 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the trade date. See “Additional Risk Factors Specific To Your Notes” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Pricing Supplement dated February , 2022.

The original issue price, underwriting discount and net proceeds to the issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

We may use this pricing supplement in the initial sale of the notes. In addition, CSSU or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Credit Suisse or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.

You should read this pricing supplement together with the underlying supplement dated February 4, 2022, the product supplement dated February 24, 2021, the prospectus supplement dated June 18, 2020 and the prospectus dated June 18, 2020, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●    Underlying Supplement dated February 4, 2022:

https://www.sec.gov/Archives/edgar/data/1053092/000095010322002032/dp166662_424b2-ci.htm

●    Product Supplement No. I-D dated February 24, 2021:
https://www.sec.gov/Archives/edgar/data/1053092/000095010321002906/dp146580_424b2-psid.htm

●    Prospectus Supplement and Prospectus dated June 18, 2020:
https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Key Terms

Issuer: Credit Suisse AG (“Credit Suisse”), acting through its London Branch.

Underlier: the Bloomberg Commodity IndexSM (Bloomberg symbol, “BCOM <Index>”), as maintained by Bloomberg Index Services Limited (“BISL”). For more information on the underlier, see “The Reference Indices — The Bloomberg Commodity Indices” in the accompanying underlying supplement.

Underlier publisher: BISL

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $ in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. The original issue price (to be set on the trade date) may exceed the face amount of the notes. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-10 of this pricing supplement.

United States Federal Income Tax Consequences of Investing in the Notes: please refer to “Material U.S. Federal Income Tax Considerations” herein for a discussion of certain United States federal income tax considerations for making an investment in the notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return.

In addition, the cash settlement amount, if any, will be calculated based on the $1,000 face amount of your notes, which may be less than the original issue price you pay for your notes. As a result, if the original issue price (to be set on the trade date) exceeds the $1,000 face amount of the notes, even if the final underlier level is greater than the initial underlier level, you will lose some of your investment in the notes if the underlier return does not equal or exceed the percentage by which the original issue price you pay for your notes exceeds the $1,000 face amount of the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Initial underlier level: the closing level or an intraday level of the underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of the underlier on the trade date.

Final underlier level: the closing level of the underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-24 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-26 of the accompanying product supplement.

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage.

Trade date:

Original issue date (to be set on the trade date): a specified date that is expected to be the fifth scheduled business day following the trade date.

Determination date (to be set on the trade date): a specified date that is expected to be between 18 and 21 months after the trade date, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-24 of the accompanying product supplement.

Stated maturity date (to be set on the trade date): a specified date that is expected to be the second scheduled business day after the determination date, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-24 of the accompanying product supplement. If the stated maturity date is not a business day, the stated maturity date will be postponed to the next following business day. Notwithstanding anything to the contrary set forth in the accompanying product supplement, if the determination date is postponed as provided under “Determination date” above, the stated maturity date will be postponed to the second business day following the determination date as postponed.

The stated maturity date of the notes may be accelerated upon the occurrence of a commodity hedging disruption event, as described under “Description of the Securities — Commodity hedging disruption events” on page PS-26 of the accompanying product supplement. See “Additional Risk Factors Specific to Your Notes — A Commodity Hedging Disruption Event May Result in Acceleration of the Notes” on page PS-13 of this pricing supplement.

No interest: the offered notes will not bear interest.

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: the offered notes will not be subject to redemption.

Closing level: as described under “Description of the Securities — Certain definitions” on page PS-21 of the accompanying product supplement.

Business day: as described under “Description of the Securities — Certain definitions” on page PS-21 of the accompanying product supplement.

Trading day: as described under “Description of the Securities — Certain definitions” on page PS-24 of the accompanying product supplement.

Use of proceeds and hedging: as described under “Supplemental Use of Proceeds and Hedging” on page PS-18 of the accompanying product supplement.

ERISA: as described under “ERISA Considerations” on page PS-42 of the accompanying product supplement.

Supplemental plan of distribution (conflicts of interest): under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the notes to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the notes if any are purchased.

Credit Suisse AG expects to agree to sell to CSSU, and CSSU expects to agree to purchase from Credit Suisse AG the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. CSSU proposes initially to offer the notes to the public at the original issue price (to be set on the trade date) set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.51% of the face amount. The original issue price will be between 100.00% and 101.00% of the face amount. Accordingly, you may be purchasing your notes at a premium to the face amount.

We expect to deliver the notes against payment for the notes on the original issue date indicated herein, which may be a date that is greater than two business days following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the original issue date is more than two business days after the trade date, purchasers who wish to transact in the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the notes will be used by CSSU or one of its affiliates in connection with hedging our obligations under the notes.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Calculation agent: Credit Suisse International

Events of Default: With respect to these notes, the first bullet of the first sentence of “Description of Debt Securities— Events of Default” in the accompanying prospectus is amended to read in its entirety as follows:

•	a default in payment of the principal or any premium on any debt security of that series when due, and such default continues for 30 days;

CUSIP no.: 22553PGV5

ISIN no.: US22553PGV58

FDIC: the notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Maturity date	Stated maturity date
Valuation date	Determination date
Final level	Final underlier level
Initial level	Initial underlier level
Securities	Notes or offered notes
Principal amount	Face amount
Redemption amount	Cash settlement amount
Underlying	Underlier
Underlying return	Underlier return
Issue price	Original issue price

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be.

The following examples reflect hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000 per note
Original issue price	$1,010 per note
A market disruption event does not occur on the originally scheduled determination date and the originally scheduled determination date is a trading day.
During the term of the notes, the underlier is not discontinued, the method of calculating the underlier does not change and the underlier is not otherwise modified.
Notes purchased on the original issue date and held to the stated maturity date.

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. The actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the middle column represent the hypothetical cash settlement amounts based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and are expressed as percentages of the face amount of the notes. The amounts in the right column represent the hypothetical cash settlement amounts based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and are expressed as percentages of the original issue price of the notes. The numbers appearing in the table below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)	Hypothetical Cash Settlement Amount (as Percentage of Original Issue Price)
150.00%	150.00%	148.51%
140.00%	140.00%	138.61%
130.00%	130.00%	128.71%
120.00%	120.00%	118.81%
110.00%	110.00%	108.91%
105.00%	105.00%	103.96%
101.00%	101.00%	100.00%
100.50%	100.50%	99.50%
100.00%	100.00%	99.01%
95.00%	95.00%	94.06%
90.00%	90.00%	89.11%
85.00%	85.00%	84.16%
75.00%	75.00%	74.26%
50.00%	50.00%	49.50%
25.00%	25.00%	24.75%
0.00%	0.00%	0.00%

If, for example, the final underlier level were determined to be 25.00% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be $250.00 per $1,000 face amount of your notes or 25.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the original issue price and held them to the stated maturity date, you would lose approximately 75.25% of your investment, as shown in the table above.

The cash settlement amounts shown above are entirely hypothetical; they are based on hypothetical closing levels for the underlier on the determination date and on assumptions that may prove to be inaccurate. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the original issue price, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — Unpredictable economic and market factors may affect the value of the securities prior to maturity” on page PS-5 of the accompanying product supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus as supplemented by the accompanying prospectus supplement, the accompanying product supplement, and the accompanying underlying supplement of Credit Suisse. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the stocks comprising the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Notes Generally

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

We will not determine the stated maturity date until the trade date, so you will not know the exact term of, or the determination date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the stated maturity date range described in “Key Terms” herein or as long as the longer end of the stated maturity date range. You should be willing to hold your notes until the latest possible stated maturity date contemplated by the range. The stated maturity date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the stated maturity date range, rather than the shorter end of the stated maturity date range.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to postponement as described elsewhere in the accompanying product supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level of the underlier on the determination date. If the final underlier level is less than the initial underlier level, you will have a loss, for each $1,000 of the face amount of your notes, equal to the product of (a) $1,000 times (b) the underlier return. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

In addition, the cash settlement amount, if any, will be calculated based on the $1,000 face amount of your notes, which may be less than the original issue price you pay for your notes. As a result, if the original issue price (to be set on the trade date) exceeds the $1,000 face amount of the notes, even if the final underlier level is greater than the initial underlier level, you will lose some of your investment in the notes if the underlier return does not equal or exceed the percentage by which the original issue price you pay for your notes exceeds the $1,000 face amount of the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Regardless of the Amount of Any Payment You Receive on the Notes, Your Actual Yield May Be Different in Real Value Terms

Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity, including our other debt securities, that bears interest at a prevailing market rate.

The Probability that the Final Underlier Level Will Be Less Than the Initial Level Will Depend on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the level of the underlier. The greater the expected volatility with respect to the underlier on the trade date, the higher the expectation as of the trade date that the final underlier level could be less than the initial level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the underlier as of the trade date. The volatility of the underlier can change significantly over the term of the notes. The level of the underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlier and the potential to lose a significant amount of your principal at maturity.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the cover page. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase the notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on the notes purchased at face amount. The original issue price will be between 100.00% and 101.00% of the face amount. Accordingly, you may be purchasing your notes at a premium to the face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Risks Relating to the Underlier

The Initial Underlier Level Will Be Determined at the Discretion of the Calculation Agent

The initial underlier level will be the closing level or an intraday level of the underlier on the trade date, as determined by the calculation agent in its sole discretion. As such, the initial underlier level may not be based on the closing level of the underlier on the trade date. The initial underlier level may be higher or lower than the actual closing level of the underlier on the trade date.

Levels of the Underlier or Commodities Related to the Underlier May Change Unpredictably and Affect the Value of the Notes in Unanticipated Ways

Fluctuations in the levels of the underlier or any commodities related to the underlier may have a material adverse effect on the value of the notes and your return on an investment in the notes. The levels of the underlier or related commodities are affected by numerous factors, including: (i) changes in supply and demand relationships; (ii) governmental programs and policies; (iii) national and international political and economic events; (iv) expectations of and changes in interest, inflation and exchange rates; (iv) speculation and trading activities in commodities related to the underlier and related contracts; (v) general weather conditions; and (vi) trade, fiscal, monetary and exchange control policies. The demand for many commodities is also highly cyclical. These factors, some of which are specific to the market for each such commodity, may cause the value of the underlier to move in inconsistent directions at inconsistent rates, affecting the value of the notes. It is not possible to predict the aggregate effect of all or any combination of these factors.

The Notes May Be Adversely Affected by “Negative Roll Yields” in “Contango” Markets

The underlier tracks the value of positions in futures contracts on physical commodities, where each position is “rolled” periodically out of one futures contract as the expiration date of that futures contract approaches and into another futures contract on the same underlying commodity with a later expiration date. Unlike stocks, which typically entitle the holder to a continuing stake in a corporation, commodity futures specify a certain future date for cash settlement or the physical delivery of a commodity. In order to avoid settlement or physical delivery and maintain continuing exposure to commodity futures, the underlier unwinds its position in each futures contract shortly before its expiration date and replaces that position with a position in another futures contract on the same underlying commodity with a later expiration date. For example, a futures contract entered into in August may specify a September expiration. As the September expiration date approaches, the futures contract expiring in September may be replaced with a futures contract on the same underlying commodity expiring in October. We refer to this process as “rolling” exposure to an expiring futures contract into another futures contract on the same underlying commodity with a later expiration date. Through this rolling process, the underlier is able to reflect continuing exposure to futures contracts on the same underlying commodities.

The rolling feature of the underlier creates the potential for a significant negative effect on the level of the underlier—which we refer to as a “negative roll yield”—that is independent of the performance of the spot prices of the underlying physical commodities tracked by the underlier. The “spot price” of a commodity is the price of that commodity for immediate delivery, as opposed to a futures price, which represents the price for delivery on a specified date in the future. The underlier would be expected to experience negative roll yield if commodity futures prices tend to be greater than the spot prices for the relevant commodities. A market where futures prices are generally greater than spot prices is referred to as a “contango” market. Futures prices on a commodity may be greater than spot prices for a variety of reasons, including costs of storing the commodity until the delivery date, financing costs and market expectations that future spot prices may be higher than current spot prices. As any commodity futures contract approaches expiration, its value will generally approach the spot price of the relevant commodity, because by expiration it will effectively represent a contract to buy or sell that commodity for immediate delivery. Therefore, if the futures market for a given commodity is in contango, then the value of a futures contract on that commodity would tend to decline over time (assuming the spot price remains unchanged), because the higher futures price would fall as it converges to the lower spot price by expiration. If the futures market for a given commodity is in contango and the spot price of that commodity remains constant, the underlier would enter into a position in a futures contract on that commodity at the higher contango futures price and then unwind that position near the lower spot price just prior to expiration of that contract, and then enter into a position in a new futures contract on that commodity at the higher contango futures price and unwind that position near the lower spot price, and so on over the term of the notes, all the while accumulating losses from the erosion in value that results as the higher contango price declines toward the lower spot price. The remaining time to expiration may also be a factor. For example, a futures contract with a remaining term of one month may have a higher negative roll yield as compared to a futures contract with a remaining term of six months. Finally, some futures contracts may be in contango whereas other futures contracts on the same commodity may be in backwardation. Any of these circumstances could cause a decline in the level of the underlier and therefore the value of and return on your notes.

Prospective investors in the notes should understand that futures on the commodities underlying the underlier may have historically been in contango markets. Therefore, there is a significant risk that negative roll yields may adversely affect the level of the underlier and the return you receive on the notes. Any negative roll yield will offset any gains in the spot prices of the underlying commodities that may occur over the term of the notes, exacerbate any decline and cause a steady erosion in value if the spot prices of the underlying commodities remain relatively constant.

Holders of the Notes Will Not Benefit from Regulatory Protections of the Commodity Futures Trading Commission

The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell commodity futures or options contracts on commodity futures for the benefit of the holders of notes. An investment in the notes does not constitute an investment in commodity futures or options contracts on commodity futures, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

Legal and Regulatory Changes Could Adversely Affect the Return on and Value of the Notes

Futures contracts and options on futures contracts, including the futures contracts tracked by the underlier, are subject to extensive statutes, regulations and margin requirements. The CFTC and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, futures exchanges may have regulations designed to limit the amount of fluctuations in futures contract prices. These limits could adversely affect the market prices of futures contracts, which could adversely affect the return on and value of the notes.

In addition, the regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes. For example, the Dodd–Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the size of the positions any person may hold in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, the CFTC has proposed rules to establish position limits that will apply to specified agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts, including many of the futures contracts that may be included in the underlier. The limits will apply to a person’s combined position in futures, options and swaps on the relevant commodities. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for the relevant commodity futures, which may, in turn, have an adverse effect on your cash settlement amount. Market participants may decide, or be required to, sell their positions in the relevant commodity futures as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the relevant commodity futures contracts and therefore, the level of the underlier and the return on and value of the notes.

You May Have Exposure to Contracts that Are Not Traded on Regulated Futures Exchanges

The underlier was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the U.S. as “designated contract markets”). At present, the underlier is comprised exclusively of regulated futures contracts. However, the underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) linked to commodities and traded on trading facilities that are subject to lesser degrees of regulation than futures contracts traded on regulated futures exchanges or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. The trading of contracts on such facilities and the inclusion of such contracts in the underlier may expose you to greater risks than those presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Distortions or Disruptions of Market Trading in Futures Contracts Could Adversely Affect the Value of and Return on the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the settlement price of the futures contracts included in the underlier and, therefore, the level of the underlier and the value of and return on the notes.

The Level of the Underlier May Be Calculated and Published at Different Times than the Prices of its Components

The level of the underlier may not correspond to the prices of its components due to differences in timing. The prices of commodities, futures contracts or other components may be calculated and published at times when the level of the underlier is not calculated and published. Consequently, there could be market developments or other events that cause or exacerbate the difference between the level of the underlier and the prices of its components.

Prices of Futures Contracts Are Characterized by High and Unpredictable Volatility, which Could Lead to High and Unpredictable Volatility in the Underlier

Market prices of the futures contracts included in the underlier could be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the prices of these futures contracts. The prices of futures contracts are subject to variables that may be less significant to the values of traditional securities such as stocks and bonds. These variables may create additional risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or higher volatility around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants may be required to take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

The Notes Do Not Offer Direct Exposure to Commodity Spot Prices

The notes are linked to the underlier, which tracks futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of a commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

BISL May Be Required to Replace a Contract Included in the Underlier if the Existing Futures Contract Is Terminated or Replaced

A futures contract known as a “designated contract” has been selected as the reference contract for each physical commodity designated for inclusion in the underlier. Data concerning each designated contract will be used to calculate the underlier. If a designated contract were to be terminated or replaced in accordance with the rules set forth in the underlier’s methodology, a comparable futures contract would be selected by BISL, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the return and value of the notes.

A Commodity Hedging Disruption Event May Result in Acceleration of the Notes

If a commodity hedging disruption event (as defined under “Description of the Securities — Commodity hedging disruption events” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable to you upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. If a commodity hedging disruption event occurs and we decide to exercise our right to accelerate the payment on your notes, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

Data Sourcing, Data Publication and Calculation Risks Associated with the Underlier May Adversely Affect the Level of the Underlier and the Value of the Notes

The composition of the underlier is recalculated annually relying on historic price, liquidity and production data that is subject to potential errors in data sources or other errors that may affect the weighting of components of the underlier. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the underlier for the following year. Additionally, BISL may not discover every discrepancy.

Furthermore, the weightings for the underlier are determined by BISL, which has a significant degree of discretion with respect to the underlier. This discretion would permit, among other things, changes to the composition of the underlier or changes to the manner or timing of the publication of the underlier at any time during the year if BISL deemed the changes necessary in light of factors that include, but are not limited to: (i) changes in liquidity of the underlying futures contracts that are included in the underlier or (ii) changes in legal, regulatory, sourcing or licensing matters relating to publication or replication of the underlier. In particular, without limitation, BISL’s access to and rights to use data in connection with calculating, publishing and licensing the underlier remain subject to the ongoing consent of the sources of such data (including, without limitation, exchanges), which consent can be revoked at any time. Further, the sources of such data reserve the right to revise the terms and conditions of access and use of their data upon notice to BISL. BISL reserves the right to modify the composition of the underlier on an as-needed basis to minimize the impact of any loss of access to or revised terms of use with respect to such source data on the underlier.

BISL has no obligation to take the needs of any parties to transactions involving the underlier into consideration when reweighting or making any other changes to the underlier.

The Notes Are Linked to an Excess Return Index, Rather Than a Total Return Index

The notes are linked to an underlier that is an excess return index, rather than a total return index. A total return index reflects the returns that would potentially accrue from a hypothetical investment in the components included in such index. By contrast, an excess return index reflects the same returns reflected by the total return version of such index, but minus the cost of the interest paid to borrow the funds to invest in the total return version of such index. Therefore, any payment due to you with respect to these notes, which are linked to an excess return index, will be less than such payment would have been if the notes were linked to a total return index.

Risks Relating to the Issuer

The Notes Are Subject to the Credit Risk of Credit Suisse

Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of your notes prior to maturity.

Credit Suisse is Subject to Swiss Regulation

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Risks Relating to Conflicts of Interest

Hedging and Trading Activity

We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the underlier. We, any dealer or any of our or their respective affiliates may also trade instruments related to the underlier from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the notes could adversely affect our payment to you at maturity.

Potential Conflicts

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and determining their estimated value. In addition, the distributor from which you purchase the notes may conduct hedging activities in connection with the notes. In performing these duties, the economic interests of us, our affiliates and the distributor are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of your notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates or the distributor receives for the sale of the notes, which creates an additional incentive to sell the notes to you.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

Unpredictable Economic and Market Factors Will Affect the Value of the Notes

The payout on the notes can be replicated using a combination of the components described in “The Estimated Value of the Notes on the Trade Date May Be Less Than the Price to Public.” Therefore, in addition to the level of the underlier, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors such as:

•	the expected and actual volatility of the underlier and the futures contracts underlying the underlier;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally;

•	the market prices of the futures contracts underlying the underlier;

•	investors’ expectations with respect to the rate of inflation;

•	trends of supply and demand for the futures contracts underlying the underlier at any time;

•	geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the futures contracts underlying the underlier or commodities generally and which may affect the level of the underlier; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The Estimated Value of the Notes on the Trade Date May Be Less Than the Price to Public

The initial estimated value of your notes on the trade date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original issue price. The original issue price of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the trade date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using proprietary pricing models dependent on inputs such as volatility, correlation, dividend rates, interest rates and other factors, including assumptions about future market events and/or environments. These inputs may be market-observable or may be based on assumptions made by us in our discretionary judgment. As such, the payout on the notes can be replicated using a combination of these components, and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers. A fee will also be paid to SIMON Markets LLC, an electronic platform affiliated with Goldman Sachs & Co. LLC. Goldman Sachs & Co. LLC is acting as a dealer in connection with the distribution of the notes.

Effect of Interest Rate Used in Estimating Value

The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the trade date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

Secondary Market Prices

If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the original issue price and the estimated value of the notes on the trade date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models, the related inputs and other factors, including our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is higher than our secondary market credit spreads, our secondary market bid for your notes could be less favorable than what other dealers might bid because, assuming all else equal, we use the higher internal funding rate to price the notes and other dealers might use the lower secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the trade date, the secondary market price of your notes will be lower than the original issue price because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs, which may include discounts and commissions that were included in the original issue price, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

Lack of Liquidity

The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

THE UNDERLIER

The historical levels of the underlier should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the underlier on any trading day during the term of the notes, including on the determination date. We cannot give you assurance that the future performance of the underlier will result in any return of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

In addition, information about the underlier may be obtained from other sources including, but not limited to, the underlier publisher’s website. We are not incorporating by reference into this document the website or any material it includes. Neither the issuer nor the agent makes any representation that such publicly available information regarding the underlier is accurate or complete.

Questions and Answers

The underlier was introduced in July 1998 and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Currently, the underlier is composed of the prices of 23 exchange-traded futures contracts on 21 physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.

The following is a brief question and answer section on selected topics.

How Is a Commodity Index Different From an Equity Index?

Although the underlier tracks the performance of the commodity markets in a manner generally similar to the way in which an index of equity securities tracks the performance of the stock market, there are important differences between a commodity index and an equity index. First, an equity index typically weights the stocks in the index based on market capitalization, a concept that has no applicability to a commodity index. In contrast, the commodities included in the underlier are weighted based on their liquidity levels and their dollar-adjusted production levels, subject to certain percentage restrictions for diversification of commodities included in the underlier. Second, unlike stocks, commodity futures contracts expire periodically and, in order to maintain an investment in commodity futures contracts, it is necessary to liquidate such commodity futures contracts before they expire and establish positions in longer-dated commodity futures contracts. This feature of the underlier, which is discussed below, has important implications for changes in the level of the underlier.

What Is a Commodity Futures Contract?

A commodity futures contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity futures contracts is correlated with, but different from, the return on buying and holding physical commodities. The underlier currently is comprised solely of commodity futures contracts on physical commodities traded on regulated trading facilities. However, it is possible that the underlier will in the future include swaps or other derivatives that are cleared through a centralized clearing house. For further information with respect to commodity futures markets generally, refer to “The Reference Indices — The Commodity Futures Markets” in the accompanying underlying supplement.

Why Do Certain Commodity Indices Track Commodity Futures Contracts And Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity futures contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity futures contracts, or in an index of commodity futures contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity futures contracts and therefore in an index level. In addition, the fact that commodity futures contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity futures contracts, therefore, allows an index sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

Can the Commodity Futures Contracts Included in the Underlier and/or Their Weightings Be Changed over Time?

Yes. At present, BISL selects commodities that are believed to be sufficiently significant to the world economy to merit consideration and be tradable through a qualifying related futures contract. BISL reconstitutes and rebalances the underlier each year in January on a price-percentage basis. The annual constitution and weightings for the underlier are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the underlier is publicly announced, and takes effect in the month of January immediately following the announcement. For further information with respect to changes in the composition of the underlier, refer to “The Reference Indices — The Bloomberg Commodity Indices” in the accompanying underlying supplement or the underlier publisher’s website.

If the Price of the Underlying Physical Commodities Goes Up, Will the Underlier Level, Therefore, Also Go Up?

Not necessarily, for two reasons:

First, your notes are linked to the performance of the commodity futures contracts included in the underlier, rather than individual physical commodities themselves. Changes in the prices of commodity futures contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “— Why Do Certain Commodity Indices Track Commodity Futures Contracts And Not Physical Commodities?”, the prices of commodity futures contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the underlier level not changing in the same way.

Second, because commodity futures contracts have expiration dates – i.e., dates upon which trading of the commodity futures contract ceases, there are certain adjustments that need to be made to the underlier in order to retain an investment position in the commodity futures contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the underlier. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the underlier and the performance of the underlying commodity futures contracts.

Does the Underlier Have a Total Return Feature?

No. The return on your notes is based on the performance of the underlier, which reflects the returns that are potentially available through an unleveraged investment in commodity futures contracts included in the underlier. The underlier thus reflects excess return and is not linked to a “total return” index, which in addition to reflecting the returns from such an unleveraged investment in commodity futures contracts, would also reflect interest that could be earned on a hypothetical fully collateralized investment. The underlier does not include such a total return feature or interest component.

What Does “Rolling” a Commodity Futures Contract Mean?

Since any commodity futures contract has a predetermined expiration date on which trading of the commodity futures contract ceases, holding a commodity futures contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity futures contracts, i.e., (i) selling near-dated (i.e., commodity futures contracts that are nearing expiration) commodity futures contracts before they expire and (ii) buying longer-dated (i.e., commodity futures contracts that have an expiration date further in the future) commodity futures contracts, allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.

The underlier replicates an actual investment in commodity futures contracts, and therefore takes into account the need to roll the commodity futures contracts included in the underlier, and reflects the effects of this rolling. Specifically, as a commodity futures contract included in the underlier approaches expiration, the underlier is calculated as if the commodity futures contract in the lead delivery month is sold and the proceeds of that sale are used to purchase a commodity futures contract of equivalent value in the next delivery month designated pursuant to the index methodology. If the price of the designated commodity futures contract is lower than the price of the commodity futures contract then included in the underlier, the “rolling” process results in a greater quantity of the second commodity futures contract being acquired for the same value.

Conversely, if the price of the designated commodity futures contract is higher than the price of the contract then included in the underlier, the “rolling” process results in a smaller quantity of the designated commodity futures contract being acquired for the same value.

What Do “Contango” and “Backwardation” Mean?

When the price of a near-dated commodity futures contract is greater than that of a longer-dated commodity futures contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity futures contract is less than that of a longer-dated commodity futures contract. “Rolling” commodity futures contracts in a backwardation or contango market can affect the level of the underlier.

How Does Rolling Affect the Level of the Underlier?

“Rolling” can affect the underlier in the following two ways:

First, if, as described under “What Does ‘Rolling’ a Commodity Futures Contract Mean?” above, if the underlier theoretically owns more commodity futures contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity futures contracts will be greater than if the underlier had owned the same number of commodity futures contracts as before the rolling process. Conversely, if the underlier theoretically owns fewer commodity futures contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity futures contracts will be less than if the underlier had owned the same number of commodity futures contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the underlier (measured on the basis of its dollar value).

Second, the underlier theoretically sells a near-dated commodity futures contract when it gets close to expiry and buys the longer-dated commodity futures contract. In a contango market, longer-dated commodity futures contracts are at higher prices than the near-dated commodity futures contracts. In the absence of significant market changes, the prices of the longer-dated commodity futures contracts which the underlier theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity futures contracts as they near expiry can potentially cause the level of the underlier to decrease. In a backwardation market, where the prices of near-dated commodity futures contracts are greater than the prices of longer-dated commodity futures contracts, the price of longer-dated commodity futures contracts which the underlier theoretically buys and holds are expected to (but may not) increase as they near expiry. However, there are a number of different factors affecting the underlier level (as described below in “What Factors Affect the Calculation of the Level of the Underlier Other than Rolling?”).

What Factors Affect the Calculation of the Level of the Underlier Other than Rolling?

The value of the underlier on any index business day is determined by making certain adjustments to the value of the underlier on the immediately preceding index business day, based mainly on the performance of the commodity futures contracts. The factors affecting the scale of such adjustment, other than the effect of the rolling of the commodity futures contracts, are: (i) the price of the commodity futures contracts included in the underlier, (ii) the weight of each commodity futures contract in the underlier and (iii) the diversification rules for determining the weights of the commodity futures contracts included in the underlier.

The price of the commodity futures contracts reported by the relevant trading facilities expose the underlier to price volatility. The weight of each contract in the underlier will be determined annually based on the liquidity of the underlying commodity futures contracts, the production of the underlying physical commodity and the percentage restrictions for the diversification of the commodities included in the underlier.

Can We Assume That Any of Such Factors Will Have a Direct and Linear Effect on the Level of the Underlier?

No, because these factors are interrelated in complex ways and affect the performance of the commodity futures contracts comprising the underlier and, therefore, may offset each other in calculation of the level of the underlier. For example, a negative price performance in energy sector futures contracts, which collectively have the largest production weights, may completely eliminate a positive price performance in livestock contracts, which collectively have the smallest production weights. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity futures contracts and the level of the underlier at any given time. The level of the underlier, and therefore the amount payable on your notes, may decline even when one or more of such factors are favorable, due to the reasons explained in this subsection entitled “Questions and Answers”.

Where Can Additional Information on the Underlier Be Obtained?

For information about historical levels of the underlier, please read the subsection entitled “— Historical Performance of the Bloomberg Commodity IndexSM” below. For additional information on the underlier, see “The Reference Indices — The Bloomberg Commodity Indices” in the accompanying underlying supplement or the underlier publisher’s website.

Historical Performance of the Bloomberg Commodity IndexSM

The following graph sets forth the historical performance of the underlier based on its closing levels from January 3, 2017 to February 2, 2022. The closing level of the underlier on February 2, 2022 was 110.2686. We obtained the historical information below from Bloomberg, without independent verification.

UNITED STATES FEDERAL TAX CONSIDERATIONS

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “United States Federal Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the trade date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “United States Federal Tax Considerations—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Because the notes reference an index that does not include any Underlying Security, in the opinion of our counsel payment on the notes to Non-U.S. Holders should not be subject to Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-18
United States Federal Tax Considerations	PS-19

Product Supplement No. I-D dated February 24, 2021

Summary	PS-1
Risk Factors	PS-3
Supplemental Use of Proceeds and Hedging	PS-18
Description of the Securities	PS-20
The Underlyings or Basket	PS-29
United States Federal Tax Considerations	PS-30
ERISA Considerations	PS-42
Underwriting (Conflicts of Interest)	PS-44
Notice to Investors	PS-46
Underlying Supplement dated February 4, 2022 The Securities	US-1
The Commodity Futures Markets	US-2
The Reference Indices	US-3

Prospectus Supplement dated June 18, 2020

Risk Factors	S-1
Description of Notes	S-4
Plan of Distribution (Conflicts of Interest)	S-8
Incorporation by Reference	S-16

Prospectus dated June 18, 2020

About This Prospectus	1
Limitations on Enforcement of U.S. Laws	1
Where You Can Find More Information	2
Forward-Looking Statements	3
Use of Proceeds	5
Capitalization and Indebtedness	6
Credit Suisse Group	7
Credit Suisse	9
Credit Suisse (USA)	10
Description of Debt Securities	11
Special Provisions Relating to Debt Securities Denominated in a Foreign Currency	41
Foreign Currency Risks	44
Description of Warrants	46
Description of Shares	49
Description of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	54
Description of the Guarantees of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	55
ERISA	57
Taxation	59
Plan of Distribution (Conflicts of Interest)	71
Market-Making Activities	74
Legal Matters	75
Experts	76
Independent Registered Public Accounting Firm	76
Change in Registrants’ Certifying Accountant	76

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Credit Suisse

Bloomberg Commodity IndexSM-Linked Medium-Term Notes due